The Cash Store Financial Services Inc. 17631 - 103 Avenue Edmonton, AB Canada T5S 1N8 Phone: (780) 408-5110 Fax: (780) 408-5122 TSX: CSF NYSE: CSFS

                                                                                                                                                                                 July 20, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Mr. Benjamin Phippen
Mr. Amit Pande
Mr. Jonathan Gottlieb
Mr. Todd K. Schiffman

Re:	The Cash Store Financial Services Inc. Form 40-F for the Fiscal Year Ended September 30, 2010 Filed November 26, 2010 File No. 001-34760

Dear Mr. Phippen, Mr. Pande, Mr. Gottlieb and Mr. Schiffman:

We wish to acknowledge receipt of your letter dated July 1, 2011 to Mr. Gordon Reykdal, related to the U.S. Securities and Exchange Commission's comments on The Cash Store Financial Services Inc.'s Form 40-F referred to above.

As discussed in communication between Mr. Phippen and our counsel, The Cash Store Financial Services Inc. will submit its response to your letter on or about August 2, 2011.

If you have any questions or need any additional information, please feel free to contact the undersigned at (780) 732-5683 at your convenience.

Sincerely,

/s/ Nancy Bland
Nancy Bland Chief Financial Officer